AAf 3/11/03

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03012125

S. ...ES ...E COMMISSION
Washington, ... 20549

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SEC FILE NUMBER
8-14286

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH, D.C. 165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER	VT	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN M. GRAB (802)229-3097
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR ONE NATIONAL LIFE DRIVE	MONTPELIER	VT	05604
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 13 2003 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN M. GRAB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SERVICES, INC., as of DECEMBER 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

SR. VICE PRESIDENT & CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.

(a wholly-owned subsidiary of NL Capital Management, Inc.)

Consolidated Financial Statements with Supplementary Information

December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors
and Stockholder of Equity Services, Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations and changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Equity Services, Inc. (a wholly-owned subsidiary of NL Capital Management, Inc.) and its subsidiary (the Company) at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2002) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

Equity Services, Inc.

(a wholly-owned subsidiary of NL Capital Management, Inc.)

Consolidated Statements of Financial Condition

	December 31, 2002	December 31, 2001
Assets:		
Cash and cash equivalents	$ 2,767,063	$ 3,009,383
Income taxes recoverable from Parent	-	57,237
Other receivables	2,029,664	1,827,905
Furniture and equipment, net of depreciation	406,039	542,712
Prepaid expenses and other assets	369,270	162,338
Total assets	$ 5,572,036	$ 5,599,575
Liabilities:		
Commissions payable	$ 1,807,874	$ 1,855,435
Income taxes payable to Parent	115,375	-
Accounts payable and accrued expenses	1,318,549	1,642,400
Total liabilities	3,241,798	3,497,835
Minority interest	348,370	243,143
Stockholder's equity:		
Capital stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008	197,008
Additional paid-in capital	13,595,111	13,095,111
Accumulated deficit	(11,810,251)	(11,433,522)
Total stockholder's equity	1,981,868	1,858,597
Total liabilities and stockholder's equity	$ 5,572,036	$ 5,599,575

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(a wholly-owned subsidiary of NL Capital Management, Inc.)
Consolidated Statements of Operations and Changes in Stockholder's Equity

	Year ended December 31, 2002	2001
Revenue:		
Commissions	$ 19,462,425	$ 22,034,133
Investment advisor fees	4,309,902	3,394,552
Service fees	4,271,781	4,067,753
Custodial fees	347,773	326,042
Investment income	22,164	95,068
Other income	186,584	91,377
Total revenue	28,600,629	30,008,925
Operating expenses:		
Commissions	16,950,121	19,438,825
Investment advisor	3,853,092	3,002,318
Salaries	3,230,173	3,304,473
Other	4,608,420	4,050,851
Total operating expenses	28,641,806	29,796,467
(Loss) income before taxes and minority interest	(41,177)	212,458
Income tax benefit	(224,011)	(85,658)
Income before minority interest	182,834	298,116
Minority interest in earnings of consolidated affiliate	(559,563)	(602,100)
Net loss	(376,729)	(303,984)
Stockholder's equity, beginning of year	1,858,597	1,962,581
Dividends paid to parent	-	(400,000)
Contributed capital	500,000	600,000
Stockholder's equity, end of year	$ 1,981,868	$ 1,858,597

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(a wholly-owned subsidiary of NL Capital Management, Inc.)
Consolidated Statements of Cash Flows

	Year ended December 31, 2002	2001
Cash flows from operating activities:		
Net loss	$ (376,729)	$ (303,984)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities		
Minority interest in earnings of consolidated affiliate	559,563	602,100
Depreciation	220,335	77,323
Changes in assets and liabilities:		
Income taxes recoverable from Parent	57,237	1,605
Other receivables	(201,759)	(235,754)
Prepaid expenses and other assets	(206,932)	51,414
Commissions payable	(47,561)	881,801
Income taxes payable to Parent	115,375	-
Accounts payable and accrued expenses	(323,851)	(332,889)
Net cash (used in) provided by operating activities	(204,322)	741,616
Cash flows from investing activities:		
Purchase of furniture and equipment	(83,662)	(461,068)
Cash flows from financing activities:		
Minority interest distribution to partners	(454,336)	(748,608)
Dividends to Parent	-	(400,000)
Contributed capital	500,000	600,000
Net cash provided by (used in) financing activities	45,664	(548,608)
Net decrease in cash and cash equivalents	(242,320)	(268,060)
Cash and cash equivalents		
Beginning of year	3,009,383	3,277,443
End of year	$ 2,767,063	$ 3,009,383
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Taxes received	$ 396,623	$ 87,263

The accompanying notes are an integral part of these financial statements.

1. Organization and operations

Equity Services, Inc. (the Company), is a broker-dealer and a wholly-owned subsidiary of NL Capital Management, Inc. (NLCAP), which in turn is a wholly-owned subsidiary of National Life Insurance Company (National Life). The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and Sentinel Pennsylvania Tax-Free Trust (the Funds), and from the sale of other mutual funds, direct placement programs, unit investment trusts and variable insurance contracts.

The Company also does business as ESI Financial Advisors, an investment advisor, and its income and expenses are reported as part of the results of Equity Services, Inc. Certain states require separate financial information for ESI Financial Advisors. For the years ended December 31, 2002 and December 31, 2001, ESI Financial Advisors had revenues of $4,309,902 and $3,394,552, respectively, and expenses of $3,853,092 and $3,002,318, respectively, included in these statements.

ESI Financial Advisors had assets under management of $476,996,673 and $413,704,963 at December 31, 2002 and 2001, respectively.

Sentinel Administrative Service Corporation (SAS Corp.) is a wholly-owned subsidiary of the Company. Effective March 1, 1993, SAS Corp. entered into a partnership agreement with Sentinel Management Company and Sigma American Corporation (Sigma), an affiliate of Provident Mutual Life Insurance Company. This partnership, Sentinel Administrative Service Company (SASC), provides transfer agent, investor relations, fund accounting and financial administration services exclusively to the Funds, for a service fee. This agreement was amended effective March 27, 1995 to reflect Penn Mutual Insurance Company's admission to the partnership. On June 28, 2002, National Life acquired all of the issued and outstanding capital stock of Sigma, thus acquiring Provident's partnership interest in Sentinel Administrative Services Company (SASC). Minority interests reflected in the 2002 consolidated financial statements consist of National Life's, Sentinel Management Company's and Penn Mutual Insurance Company's interest in SASC. Minority interest reflected in the 2001 consolidated financial statements consist of Sentinel Management Company's, Provident Mutual Insurance Company's, and Penn Mutual Insurance Company's interests in SASC.

2. Significant accounting policies

Basis of presentation
The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in the Sentinel U.S. Treasury Money Market Fund.

Furniture and equipment
Depreciation is provided on the straight line method based upon estimated useful lives of the assets ranging principally from three to five years.

2. Significant accounting policies (continued)

Revenue and expense recognition
Customers' security transactions and the related commission income and expenses are recorded on a settlement date basis. Service fees and custodial fees are recognized as revenue when earned.

Income tax
The Company and its consolidated subsidiary, SAS Corp., participate in the life/non-life consolidated federal income tax return of National Life and subsidiaries and file a consolidated state income tax return with National Life's non-insurance related subsidiaries. The amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company is reimbursed by National Life quarterly for net operating losses utilized by the consolidated group.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification
Certain reclassifications have been made to the 2001 balances to conform with the 2002 presentation.

3. Net capital and reserve information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0.

Aggregate indebtedness, net capital and the ratio of aggregate indebtedness to net capital at December 31, 2002, are as follows:

Aggregate indebtedness	$ 1,530,036
Net capital	$ 300,290
Ratio of aggregate indebtedness to net capital	5.10 to 1.0

The operations of the Company do not normally include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

4. Furniture and equipment

Furniture and equipment owned by the Company at December 31, 2002 and 2001 comprise:

	2002	2001
Furniture and equipment	$ 1,636,086	$ 1,552,424
Accumulated depreciation	(1,230,047)	(1,009,712)
Net furniture and equipment	$ 406,039	$ 542,712

Depreciation expense for the years ended December 31, 2002 and December 31, 2001 was $220,335 and $77,323, respectively.

5. Income taxes

The Company's income tax benefit includes amounts for federal and state income taxes of $(210,570) and $(13,441) for 2002 and $(79,580) and $(6,078) for 2001. Income taxes payable (recoverable) to (from) National Life at December 31, 2002 and 2001 were $115,375 and $(57,237), respectively. Total federal taxes differ from amounts computed using the nominal federal income tax rate of 35% because of state taxes and nondeductible meals and entertainment expenses. The Company has no timing differences which would give rise to deferred taxes.

6. Related party transactions

Commissions earned by the Company relating to sales of Sentinel Group Funds shares and variable annuity products sponsored by National Life were $7,233,466 and $8,268,296 for the years ended December 31, 2002 and 2001, respectively. Other receivables include $83,386 and $280,334 at December 31, 2002 and 2001, respectively, related to these commissions and other miscellaneous revenues and expense reimbursements.

National Life provides the Company with occupancy, administrative services and access to its distribution network. The charges for these services are determined by National Life's cost allocation system. Charges for these costs allocated to the Company for the years ended December 31, 2002 and 2001 were $1,298,409 and $1,132,437, respectively. Accounts payable and accrued expenses include $45,295 and $383,854 at December 31, 2002 and 2001, respectively, for such allocated costs. The Company is reimbursed for a portion of such allocated costs by affiliated companies, Sentinel Financial Services Corporation and Sentinel Management Company. Such reimbursements were $232,032 and $137,025 for the years ended December 31, 2002 and 2001, respectively. Other receivables include $14,241 and $6,065, respectively, at December 31, 2002 and 2001 related to these reimbursements.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative and computer support charges by Sentinel Management Company. Such charges were $274,749 for the years ended December 31, 2002 and 2001. Accounts payable and accrued expenses include $22,896 and $29,441 at December 31, 2002 and 2001, respectively, related to these costs.

6. Related party transactions (continued)

The Company's cash equivalents include $704,650 and $1,628,568 at December 31, 2002 and 2001, respectively, of the Sentinel U.S. Treasury Money Market Fund.

The Company has experienced losses from operations for twenty-one of the past twenty-three years and has an accumulated deficit of $(11,810,251) at December 31, 2002. The Company has received sufficient equity contributions from its parent, NLCAP, to enable it to meet its contractual obligations as they become due. NLCAP has committed to continue such equity contributions as necessary.

In 2002 and 2001, the Company's parent, NLCAP, contributed capital of $500,000 and $600,000, respectively. In addition, during 2001 the Company declared and paid dividends of $400,000 to NLCAP.

7. Contingencies and Commitments

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8. Summarized information on consolidated subsidiary

The following is a summary of certain financial information of SAS Corp. consolidated in the accompanying financial statements at December 31, 2002 and 2001:

	2002	2001
Total assets	$ 3,008,542	$ 2,349,537
Stockholder's equity	$ 729,171	$ 471,234

The $729,171 of stockholder's equity is not included as capital in the computation of the Company's net capital, because the assets of the subsidiary are not readily available for the protection of the Company's customers, broker-dealers and other creditors, as permitted by rule 15c3-1.

SCHEDULE I – SUPPLEMENTARY INFORMATION
EQUITY SERVICES, INC.
(a wholly-owned subsidiary of
NL Capital Management, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital:	
Total consolidated stockholder's equity	$ 1,981,868
Deduct stockholder's equity not allowable for net capital	729,171
Total stockholder's equity qualified for net capital	1,252,697
Deduct:	
Other receivables	350,585
Furniture and equipment, net of accumulated depreciation	310,167
Prepaid expenses and other assets	282,292
	943,044
Net capital before haircuts on securities position	309,653
Haircut on cash equivalents	9,363
Net capital	$ 300,290
Aggregate indebtedness:	
Commissions payable	$ 1,099,397
Accounts payable - trade	-
Other accounts payable and accrued expenses	430,639
Total aggregate indebtedness	$ 1,530,036
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness of $1,530,036)	$ 102,002
Excess net capital	$ 198,288
Excess net capital at 1000%	$ 147,286
Ratio of aggregate indebtedness to net capital	5.10 to 1.0

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited amended Focus Report as of December 31, 2002 filed with the National Association of Securities Dealers on February 20, 2003, which are presented on a parent company only basis.